FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

9 September 2004

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X                  Form 40-F ___

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___                  No  X

        If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: 9 September 2004	By: Steven John Webb
Steven John Webb
Group Company Secretary and
General Counsel

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Premier Farnell plc	9th September 2004

Results for the Second Quarter and Half Year to 1st August 2004 for the financial year ending on 30th January 2005.

Key Financials £m

	2nd Qtr 2004/5 £m	2nd Qtr 2003/4 £m	First Half 2004/5 £m	First Half 2003/4 £m (restated)***

Sales	194.7	188.8	395.0	390.6

Operating profit	18.7	16.4	37.7	32.8
Adjusted operating profit*	19.4	17.0	39.1	36.5

Profit before taxation	15.4	13.0	31.0	25.5
Profit before taxation, goodwill
amortisation and gain/loss on
business disposals	16.1	13.5	32.4	26.7

Earnings per share	2.5p	2.0p	5.0p	3.9p
Adjusted earnings per share**	2.7p	2.2p	5.4p	4.7p

Key Financials $m

	$m ( £1=$1.83)	$m ( £1=$1.64)	$m ( £1=$1.82)	$m ( £1=$1.61)

Sales	356.3	309.6	718.9	628.9

Operating profit	34.2	26.9	68.6	52.8
Adjusted operating profit*	35.5	27.9	71.1	58.7

Profit before taxation	28.2	21.3	56.4	41.1
Profit before taxation, goodwill
amortisation and gain/loss on
business disposals	29.5	22.1	58.9	43.0

Earnings per share	$0.046	$0.033	$0.091	$0.063
Adjusted earnings per share**	$0.049	$0.036	$0.098	$0.076

*	before one-off rebranding costs in 2003/4 and goodwill amortisation
**	before one-off rebranding costs in 2003/4, goodwill amortisation and gain/loss on business disposals
***	restated to reflect the adoption of UITF 38, Accounting for ESOP Trusts, which had the impact of increasing operating profit and profit before taxation for the first half of 2003/4 by £0.1million

Half Year Highlights

•	Profit before tax up 21.6% to £31.0million and earnings per share up 28.2% compared to the first half last year
•	Adjusted operating margin up to 9.9% in the first half, from 9.3% in prior year
•	Group sales per day up 7.6%† compared to the first half last year
•	Marketing and Distribution Division (MDD) Americas 2nd quarter sales per day up by 15.3%† year on year, accompanied by an improving gross margin
•	Operating profit up by £4.9 million and adjusted operating profit up by £2.6million on the first half of last year, despite an adverse currency translation impact of £2.7million
•	MDD eCommerce sales per day up by 65%† compared to the first half last year; capabilities increased with the implementation of a global publishing system and the launch of a new search engine

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John Hirst, Group Chief Executive commented:

“We are now seeing the benefits of the investments that we have made over recent years coming through steadily. We have achieved strong sales growth in North America and Asia. At constant exchange rates, we increased Group sales for the first half by 7.6% and adjusted operating profit by over 15% as the effect of operational gearing increased.

“In the UK and mainland Europe, our electronic component distribution businesses have continued to maintain orwin market share, against a background of moderate improvement in their underlying markets.

“We have made further progress in the development of a single technology platform for the Group. In May, we launched our new publishing system across the Marketing and Distribution Division. In July, we launched a new web search engine for the UK and German businesses; this will be extended to all websites across the Marketing and Distribution Division by the end of the year.

“Month by month, we are improving the quality and effectiveness of our operations through disciplined management and the sharing of best practice and expertise across the Group.

“Our markets remain positive and we are increasingly confident of our ability to improve our effectiveness in the market place and to grow our market share.”

† SALES PER DAY. Comparison of sales for specific periods is affected by three variables:

1.	Changes in exchange rates used to translate the overseas sales in different currencies into sterling;
2.	Differences in the number of working days;
3.	Disposal or acquisition of businesses.

In order to reflect the underlying business performance, percentage changes in sales per day are shown for continuing businesses at constant exchange rates throughout this statement.

For further information, contact:

John Hirst, Group CEO	Premier Farnell plc	+44 (0) 20 7851 4100
Andrew Fisher, Group Finance Director
James Garthwaite, Group Director,
Communications

Richard Mountain / Andrew Lorenz	Financial Dynamics (UK)	+44 (0) 20 7269 7291

Andrew Saunders	Taylor Rafferty (NA)	+ 1 212 889 4350

the Company’s announcements are published on the Internet at www.premierfarnell.com, together with business information, the 2004 Annual Report and Accounts and links to all other Group websites.

Group third quarter results are expected to be published in the week beginning 6th December 2004.

Conference calls with John Hirst and Andrew Fisher for investors and analysts will take place at 4pm UK time on 9th September 2004. To obtain dial-in details please call Richard Mountain (UK or mainland Europe) at Financial Dynamics or Andrew Saunders (US) at Taylor Rafferty at the above numbers.

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Premier Farnell plc

CHAIRMAN’S STATEMENT ON SECOND QUARTER AND
HALF YEAR RESULTS FOR THE PERIOD ENDED
1st AUGUST 2004

Premier Farnell, the leading global marketer and distributor of electronic, maintenance, repair and operations (MRO) and specialist products and services, today announces its results for the second quarter and half year ended 1st August 2004.

Note: SALES PER DAY

Comparison of sales for specific periods is affected by three variables:

1.	Changes in exchange rates used to translate the overseas sales in different currencies into sterling;
2.	Differences in the number of working days;
3.	Disposal or acquisition of businesses.

In order to reflect the underlying business performance, percentage changes in sales per day are shown for continuing businesses at constant exchange rates throughout this statement.

Financial Results

•	Group Sales

Group sales in the first half of the year were £395.0million (2003/4: £390.6million). At constant exchange rates, the first half sales increase over the prior year would have been £23.2million more, reflecting the continued weakness of both the US dollar and the euro against sterling. Sales per day increased 7.6%, compared to the same period last year. Group second quarter sales per day were up 9.4%, over the same period last year.

•	Margins and Operating Profit

The gross margin for the Group improved to 40.4% in the second quarter from 40.1% in the first quarter. Operating profit in the first half was £37.7million (2003/4: £32.8million), producing an operating margin of 9.5% (2003/4: 8.4%). Adjusted operating profit, before £1.4million of goodwill amortisation, was £39.1million (2003/4: £36.5million before £1.3million of goodwill amortisation and £2.4million of one-off costs of rebranding), producing an increased adjusted operating margin of 9.9% (2003/4: 9.3%).

At constant exchange rates, the increase in the first half operating profit over the prior year would have been £2.7million more, reflecting the continued weakness of both the US dollar and the euro against sterling.

Net interest payable in the first half was £6.7million (2003/4: £7.4million) and was covered 5.8 times by operating profit before goodwill amortisation.

•	Profit Before Taxation

Profit before taxation in the first half of the year was £31.0million (2003/4: £25.5million). Profit before taxation, goodwill amortisation and gain/loss on business disposals was £32.4million (2003/4: £26.7million, after charging £2.4million one-off costs of rebranding). At constant exchange rates, the increase in the first half profit before tax over the prior year would have been £1.9million more.

•	Earnings per Share and Dividend

Earnings per share in the first half were 5.0pence (2003/4: 3.9pence). Adjusted earnings per share, before rebranding costs, amortisation of goodwill and gain/loss on business disposals were up 14.9% to 5.4pence (2003/4: 4.7pence).

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The Board is declaring an interim dividend of 4.0pence per share (2003/4: 4.0pence) to be paid on 22nd October 2004 to shareholders on the register on 24th September 2004.

•	Balance Sheet and Cash Flow

Net debt amounted to £220.0million at 1st August 2004, up from £201.9million on 1st February 2004. Working capital increased by £21.7million during the half year due to the strong sales growth in the period, together with investment in inventory to extend product ranges. Operating cash flow was 65% of operating profit before goodwill amortisation.

Operations

Marketing and Distribution Division (MDD) — Overview

The Marketing and Distribution Division comprises Newark InOne, Farnell InOne, BuckHickman InOne, MCM, an InOne Company, and CPC.

	2nd Qtr 2004/5 £m	2nd Qtr 2003/4 £m	1st Half 2004/5 £m	1st Half 2003/4 £m

Sales	170.3	164.9	347.0	341.4

Operating profit	17.5	15.2	35.8	29.9
Adjusted operating profit *	18.2	15.8	37.2	33.6

Return on sales %	10.3%	9.2%	10.3%	8.8%
Adjusted return on sales % *	10.7%	9.6%	10.7%	9.8%

*	before one-off rebranding costs in 2003/4 and goodwill amortisation

Divisional sales per day increased 7.6% in the first half of the year compared to the same period last year. Sales grew 9.0% in the second quarter year-on-year, accelerating from 6.4% in the first quarter. Adjusted operating profit in the first half was £37.2million, before goodwill amortisation of £1.4million (2003/4: £33.6million before goodwill amortisation of £1.3million and the one-off rebranding costs of £2.4million taken in the first quarter) and the adjusted return on sales increased to 10.7% from 9.8%.

eCommerce capability

The development of a single technology platform across the Marketing and Distribution Division has made considerable progress during the period. In May, 2004, a global publishing system (‘STEP’) was implemented in the European business following its successful launch in the Americas in October, 2003. The system enables the global management of product data and it allows new products to be added continuously. It also makes the publication of web-pages, catalogues, flyers and other marketing materials far faster, more accurate and more responsive to market changes. In July, 2004, a new web search engine was launched for the UK and German businesses, significantly enhancing the Division’s eCommerce proposition. It will be implemented across all the Division’s websites over the coming months. eCommerce sales comprised 14.3% of total Divisional sales in the first half, up from 9.4% in the same period last year. There are now 328 live eProcurement partnerships in place across the division, up from 282 at the end of last year.

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•	The Americas

	2nd Qtr 2004/5 £m	2nd Qtr 2003/4 £m	1st Half 2004/5 £m	1st Half 2003/4 £m

Sales	72.1	69.6	147.7	146.9

Operating profit	6.8	6.3	14.1	12.7
Adjusted operating profit *	6.8	6.3	14.1	13.9

Return on sales %	9.4%	9.1%	9.5%	8.6%
Adjusted return on sales % *	9.4%	9.1%	9.5%	9.5%

*	before one-off rebranding costs in 2003/4

Sales per day in the first half were up 13.6% compared to the same period last year. In the second quarter, sales per day were up 15.3% over the same period last year. The weaker US dollar resulted in a negative currency translation impact of £16.9million on sales in the first half compared to the prior year. The operating profit for the first half was £14.1million compared to £13.9million in the prior year, before one-off rebranding costs of £1.2million. This increase was achieved despite £1.6million adverse translation effect due to the weaker dollar and £0.8million of increased depreciation on the customer relationship management (CRM) software implemented in the first quarter of last year.

Gross margin has shown a steady improvement during the first half and ended the half running approximately 1% above the second half of last year.

Sales to corporate and national customers continued to perform strongly. Sales to the US Government increased 17% during the first half compared to the same period last year. In addition, a further 26 new eProcurement partnerships were created during the half year with corporate and global customers, including IBM, Boeing and Philips. By the end of the period, Newark InOne had 155 live eProcurement partnerships in place. Sales through these partnerships increased 86%, and North American sales through websites increased 51%, compared to the same period last year.

Newark InOne has continued to add new products to its portfolio and the 2004/5 catalogue, being launched in September 2004, will include a further 28,000 new products (a net increase of 15,000), primarily targeted at design engineers. This will be its first catalogue produced on the division’s new STEP publishing system and will have a print run some 25% greater than that of the 2003/4 catalogue.

Newark InOne has developed sales campaigns assisted by the CRM system, which have contributed to a rise in active customer numbers, particularly amongst small to medium size businesses, during the period. These campaigns include outbound telemarketing to customers who have purchased specific products in the past, informing them of the related new products now available.

Sales in Brazil and Mexico continued to grow rapidly.

•	Europe and Asia Pacific

	2nd Qtr 2004/5 £m	2nd Qtr 2003/4 £m	1st Half 2004/5 £m	1st Half 2003/4 £m

Sales	98.2	95.3	199.3	194.5

Operating profit	10.7	8.9	21.7	17.2
Adjusted operating profit *	11.4	9.5	23.1	19.7

Return on sales %	10.9%	9.3%	10.9%	8.8%
Adjusted return on sales % *	11.6%	10.0%	11.6%	10.1%

*	before one-off rebranding costs in 2003/4 and goodwill amortisation

Sales per day in the first half were up 3.4% compared to the same period last year. In the second quarter, sales per day were 4.5% above last year. The weaker euro resulted in a negative currency translation impact of £2.2million on sales and £0.4million on operating profit in the first half compared to the prior year. Adjusted operating profit for the first half was £23.1million before goodwill amortisation of £1.4million (2003/4: £19.7million, before goodwill amortisation of £1.3million and one-off rebranding costs of £1.2million).

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Sales in the UK were flat in the second quarter year-on-year, resulting in a 0.8% decline in the first half overall when compared with the same period last year. This first half decline resulted from a 7.5% fall in sales at BuckHickman InOne, caused in part by the absence of the exceptionally high demand from one of its corporate customers seen in the first quarter of 2003/4. In addition, first half sales activities in BuckHickman InOne were impacted by the programme to improve core service levels and the resources needed to support the migration of the branch network onto Orbit, the region’s common back office system. With the completion of these initiatives, sales activities are being stepped up. Sales to major accounts continued to make good progress and BuckHickman InOne has recently concluded a supply agreement with the United Kingdom Atomic Energy Authority for Personal Protective Equipment.

The UK electronic component distribution businesses, Farnell InOne and CPC, achieved a 4.5% increase in sales in the first half when compared with the first half of 2003/4, rising from 4.0% in the first quarter to 5.1% in the second quarter. Farnell InOne’s sales performance picked up in the second quarter and was helped by continued growth in business with corporate customers, which showed year-on-year sales growth of 18% in the first half.

During the period, CPC largely completed the preparation for its migration onto Orbit, the region’s common back-office system. This system provides significant opportunities to improve service and facilitates transactions across the businesses.

Premier Farnell was re-appointed as preferred supplier to the UK higher education segment by the National Universities Working Party on Electronic Components at the end of July, 2004. This appointment covers the combined supply of products from Farnell InOne, BuckHickman InOne and CPC. CPC has also been chosen as the preferred supplier of step counters featured in ITV’s ‘Britain On The Move’ campaign to encourage Britons to walk more.

In mainland Europe, Farnell InOne continued to perform strongly and built market share. Half-year sales per day were up 14.1% compared to the same period last year, increasing from 11.3% in the first quarter to 17.0% in the second quarter. During the period, there was increased evidence of some moderate improvement in central European markets, spreading to the Nordic region by the early summer. Operations in all regions performed well, with particularly strong growth in Spain and from the new operations in Italy.

First half sales in Asia increased 34.1% over the same period last year.

In Australia, sales in the first half increased by 5.0% over the prior year; a strong performance in a market that remained flat throughout the period. the business achieved a record sales per day rate in the second quarter.

Across the Europe and Asia Pacific businesses, sales through websites in the first half were up 65% year-on-year, with sales via eProcurement arrangements more than doubling over the same period.

Industrial Products Division

	2nd Qtr 2004/5 £m	2nd Qtr 2003/4 £m	1st Half 2004/5 £m	1st Half 2003/4 £m

Sales:
Continuing businesses	24.4	23.5	48.0	48.5
Businesses disposed	—	0.4	—	0.7
Total	24.4	23.9	48.0	49.2

Operating profit	3.5	3.2	6.5	6.8

Return on sales %	14.3%	13.4%	13.5%	13.8%

The Industrial Products Division achieved sales in the first half of the year of £48.0million (2003/4: £49.2million) with sales per day up 7.4% year on year. The weaker US dollar resulted in a negative

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currency translation impact of £4.1million on sales and £0.7million on operating profit in the first half compared to the prior year.

•	Akron Brass

Akron Brass increased sales per day in the first half of the year by 15.8% compared to the same period last year. Through the strong position it occupies in its niche markets, Akron Brass has rapidly built sales of its new products, lighting systems and waterflow test equipment, following the acquisition of the assets of GFE Manufacturing at the beginning of the period. Whilst sales in the industrial sector were generally soft, Akron Brass shipped a second large order to Exxon Corporation. Core sales to the municipal fire-fighting market remained robust.

•	TPC Wire & Cable

Sales per day increased 3.6% in the first half against the same period last year after a good performance in the second quarter. Additional sales people have been recruited to continue broadening the business’s customer base from its traditional domestic U.S. automotive and steel customers through the targeting of new sectors and foreign automotive manufacturers operating in the U.S.

•	Kent

Sales per day were up 1.6% in the first half compared to last year against the backdrop of a market for automotive consumables that continues to contract.

Personnel Changes

As part of the Group’s commitment to develop closer relationships with suppliers, Marianne Culver was appointed Group Director, Global Supplier Marketing in July, 2004. She was previously Corporate Vice President of Avnet Inc. and President of Avnet’s subsidiary Silica EMEA.

Outlook

In the North American market, conditions remain favourable. In the UK and mainland Europe, whilst only modest momentum is evident, markets are expected to improve gradually. Meanwhile, Asian markets continue to grow strongly.

Incremental improvements, such as the search engine and global publishing system, are increasing the Group’s ability to exploit opportunities in the improved market environment. Overall, we remain positive and we will continue to focus on increasing both our efficiencies and our market share.

Sir Malcolm Bates

Chairman

9th September 2004

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Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995: The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This press release contains certain forward-looking statements relating to the business of the Group and certain of its plans and objectives, including, but not limited to, future capital expenditures, future ordinary expenditures and future actions to be taken by the Group in connection with such capital and ordinary expenditures, the introduction of new information technology and e-commerce platforms, the expected benefits and future actions to be taken by the Group in respect of certain sales and marketing initiatives, operating efficiencies and economies of scale. By their nature forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual expenditures made and actions taken may differ materially from the Group’s expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Group. These factors include, but are not limited to, the implementation of cost-saving initiatives to offset current market conditions, integration of new personnel and new information systems, continued use and acceptance of e-commerce programs and systems and the impact on other distribution systems, the ability to expand into new markets and territories, the implementation of new sales and marketing initiatives, changes in demand for electronic, electrical, electromagnetic and industrial products, rapid changes in distribution of products and customer expectations, the ability to introduce and customers’ acceptance of new services, products and product lines, product availability, the impact of competitive pricing, fluctuations in foreign currencies, and changes in interest rates and overall market conditions, particularly the impact of changes in world-wide and national economies.

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Consolidated Profit and Loss Account

For the second quarter and half year ended 1st August 2004

		2004/5 Second quarter unaudited £m	2003/4 Second quarter unaudited £m	2004/5 First half unaudited £m	2003/4 First half unaudited (restated) £m	2003/4 Full year audited (restated) £m
	Notes

Turnover	1	194.7	188.8	395.0	390.6	764.6

Operating profit

- before rebranding costs and amortisation of goodwill		19.4	17.0	39.1	36.5	74.0
- rebranding costs		—	—	—	(2.4)	(2.4)
- amortisation of goodwill		(0.7)	(0.6)	(1.4)	(1.3)	(2.6)

Total operating profit	1	18.7	16.4	37.7	32.8	69.0
Profit on disposal of business		—	0.1	—	0.1	0.1
Net interest payable		(3.3)	(3.5)	(6.7)	(7.4)	(14.3)

Profit before taxation		15.4	13.0	31.0	25.5	54.8
Taxation	3	(4.6)	(4.1)	(9.5)	(8.1)	(15.6)

Profit after taxation		10.8	8.9	21.5	17.4	39.2
Preference dividends (non-equity)		(1.6)	(1.6)	(3.3)	(3.3)	(6.6)

Profit attributable to ordinary shareholders		9.2	7.3	18.2	14.1	32.6
Ordinary dividends (equity)		(14.5)	(14.5)	(14.5)	(14.5)	(32.6)

Retained (loss)/profit		(5.3)	(7.2)	3.7	(0.4)	—

Earnings per share	4
Basic		2.5p	2.0p	5.0p	3.9p	9.0p
Diluted		2.5p	2.0p	5.0p	3.9p	9.0p

Earnings per share before rebranding costs,
amortisation of goodwill and disposals	4
Basic		2.7p	2.2p	5.4p	4.7p	10.2p
Diluted		2.7p	2.1p	5.4p	4.7p	10.1p
Dividend per share				4.0p	4.0p	9.0p

Statement of Total Recognised Gains and Losses

For the half year ended 1st August 2004

	2004/5 First half unaudited £m	2003/4 First half unaudited (restated) £m	2003/4 Full year audited (restated) £m

Profit after taxation for the period	21.5	17.4	39.2
Currency translation adjustments (net of associated
tax credit/charge)	(2.1)	3.1	9.8

Total recognised gains for the period	19.4	20.5	49.0

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Consolidated Profit and Loss Account

For the second quarter and half year ended 1st August 2004

		2004/5 Second quarter unaudited	2003/4 Second quarter unaudited	2004/5 First half unaudited	2003/4 First half unaudited (restated)	2003/4 Full year audited (restated)
	Notes	$m	$m	$m	$m	$m

Turnover	1	356.3	309.6	718.9	628.9	1,269.2

Operating profit

- before rebranding costs and amortisation of goodwill		35.5	27.9	71.1	58.7	122.8
- rebranding costs		—	—	—	(3.8)	(4.0)
- amortisation of goodwill		(1.3)	(1.0)	(2.5)	(2.1)	(4.3)

Total operating profit	1	34.2	26.9	68.6	52.8	114.5
Profit on disposal of business		—	0.2	—	0.2	0.2
Net interest payable		(6.0)	(5.8)	(12.2)	(11.9)	(23.7)

Profit before taxation		28.2	21.3	56.4	41.1	91.0
Taxation	3	(8.4)	(6.7)	(17.3)	(13.0)	(25.9)

Profit after taxation		19.8	14.6	39.1	28.1	65.1
Preference dividends (non-equity)		(2.9)	(2.6)	(6.0)	(5.3)	(11.0)

Profit attributable to ordinary shareholders		16.9	12.0	33.1	22.8	54.1
Ordinary dividends (equity)		(26.6)	(23.8)	(26.4)	(23.4)	(54.1)

Retained (loss)/profit		(9.7)	(11.8)	6.7	(0.6)	—

Earnings per share	4
Basic		$0.046	$0.033	$0.091	$0.063	$0.149
Diluted		$0.046	$0.033	$0.091	$0.063	$0.149

Earnings per share before rebranding costs,
amortisation of goodwill and disposals	4
Basic		$0.049	$0.036	$0.098	$0.076	$0.169
Diluted		$0.049	$0.034	$0.098	$0.076	$0.168

Dividend per share			$0.073	$0.064	$0.149
The translation of sterling into US dollars
has been presented for convenience
purposes only using the following average
exchange rates:		1.83	1.64	1.82	1.61	1.66

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Consolidated Balance Sheet

As at 1st August 2004

	Notes	1st August 2004 unaudited £m	3rd August 2003 unaudited (restated) £m	1st February 2004 audited £m

Fixed Assets
Intangible assets		46.2	47.2	45.9
Tangible assets		103.2	112.6	107.2

		149.4	159.8	153.1

Current Assets
Stocks		166.6	164.4	151.0
Debtors - due within one year		133.6	127.9	128.5
- due after more than one year		81.9	86.5	79.6
Cash at bank and in hand		29.2	32.6	31.7

		411.3	411.4	390.8

Creditors - due within one year
Loans and overdrafts		(1.3)	(1.1)	(2.9)
Other		(155.2)	(161.6)	(156.1)

		(156.5)	(162.7)	(159.0)

Net current assets		254.8	248.7	231.8

Total assets less current liabilities		404.2	408.5	384.9
Creditors - due after more than one year
Loans		(247.9)	(260.4)	(230.7)

Provisions for liabilities and charges	5	(42.1)	(44.0)	(42.1)

Net assets		114.2	104.1	112.1

Equity shareholders’ funds		(7.7)	(19.8)	(9.7)
Non-equity shareholders’ funds		121.9	123.9	121.8

Total shareholders’ funds		114.2	104.1	112.1

Movement in Shareholders’ Funds

For the half year ended 1st August 2004

	2004/5 First half unaudited £m	2003/4 First half unaudited (restated) £m	2003/4 Full year audited (restated) £m

Profit after taxation	21.5	17.4	39.2
Dividends - preference	(3.3)	(3.3)	(6.6)
- ordinary	(14.5)	(14.5)	(32.6)

	3.7	(0.4)	—
New share capital subscribed	0.1	—	0.9
Purchase of own preference shares	—	(2.3)	(2.3)
Credit in respect of employee share schemes	0.4	—	—
Goodwill reinstated on disposal of business	—	0.4	0.4
Currency translation adjustment (net of
associated tax credit/charge)	(2.1)	3.1	9.8

Net change in shareholders’ funds	2.1	0.8	8.8
Opening shareholders’ funds (2003/4:
previously £103.5m, restated for prior year
adjustment of £0.2m to £103.3m)	112.1	103.3	103.3

Closing shareholders’ funds	114.2	104.1	112.1

13

Consolidated Balance Sheet

As at 1st August 2004

	1st August 2004 unaudited $m	3rd August 2003 unaudited (restated) $m	1st February 2004 audited $m

Fixed Assets
Intangible assets	84.1	76.0	83.5
Tangible assets	187.8	181.3	195.1

	271.9	257.3	278.6

Current Assets
Stocks	303.2	264.7	274.8
Debtors - due within one year	243.2	205.9	233.9
- due after more than one year	149.1	139.3	144.9
Cash at bank and in hand	53.1	52.5	57.7

	748.6	662.4	711.3

Creditors - due within one year
Loans and overdrafts	(2.4)	(1.8)	(5.3)
Other	(282.5)	(260.2)	(284.1)

	(284.9)	(262.0)	(289.4)

Net current assets	463.7	400.4	421.9

Total assets less current liabilities	735.6	657.7	700.5
Creditors - due after more than one year
Loans	(451.2)	(419.3)	(419.9)
Provisions for liabilities and charges	(76.6)	(70.8)	(76.6)

Net assets	207.8	167.6	204.0

Equity shareholders’ funds	(14.0)	(31.9)	(17.7)
Non-equity shareholders’ funds	221.8	199.5	221.7

Total shareholders’ funds	207.8	167.6	204.0

The translation of sterling into US dollars
has been presented for convenience
purposes only using the following period-end
exchange rates:	1.82	1.61	1.82

Summarised Consolidated Statement of Cash Flows

For the second quarter and half year ended 1st August 2004

		2004/5 Second quarter unaudited £m	2003/4 Second quarter unaudited £m	2004/5 First half unaudited £m	2003/4 First half unaudited (restated) £m	2003/4 Full year audited (restated) £m
	Notes

Operating profit		18.7	16.4	37.7	32.8	69.0
Depreciation and non-cash items		4.7	3.9	9.5	7.6	15.9
Working capital		(9.4)	(8.9)	(21.7)	(14.7)	(14.9)

Net cash inflow from operating
activities		14.0	11.4	25.5	25.7	70.0
Net interest payable		(6.6)	(6.6)	(6.7)	(7.0)	(14.0)
Preference dividends		(3.3)	(3.3)	(3.3)	(3.3)	(6.6)
Taxation paid		(4.6)	(2.6)	(6.8)	(6.8)	(14.5)
Purchase of tangible fixed assets		(3.1)	(4.7)	(7.0)	(9.3)	(20.4)
Sale of tangible fixed assets		0.1	0.3	0.2	1.4	2.6
Purchase of business (net of costs)	2	—	—	(2.6)	—	—
Disposal of business (net of costs)		—	0.8	—	0.8	0.5
Ordinary dividends paid		(18.1)	(18.1)	(18.1)	(18.1)	(32.6)

Cash outflow before use of liquid
resources and financing		(21.6)	(22.8)	(18.8)	(16.6)	(15.0)

Issue of ordinary shares		0.1	—	0.1	—	0.9
Purchase of own preference shares		—	—	—	(2.3)	(2.3)
New bank loans		17.0	150.4	17.0	193.1	206.6
Repayment of bank loans		—	(126.9)	—	(170.9)	(188.7)

(Decrease)/increase in cash		(4.5)	0.7	(1.7)	3.3	1.5

Reconciliation of net debt
Net debt at beginning of period				(201.9)	(209.2)	(209.2)
(Decrease)/increase in cash				(1.7)	3.3	1.5
Increase in debt				(17.0)	(22.2)	(17.9)
Exchange movement				0.6	(0.8)	23.7

Net debt at end of period	6			(220.0)	(228.9)	(201.9)

14

Summarised Consolidated Statement of Cash Flows

For the second quarter and half year ended 1st August 2004

	2004/5 Second quarter unaudited $m	2003/4 Second quarter unaudited $m	2004/5 First half unaudited $m	2003/4 First half unaudited (restated) $m	2003/4 Full year audited (restated ) $m

Operating profit	34.2	26.9	68.6	52.8	114.5
Depreciation and non-cash items	8.6	6.4	17.3	12.2	26.4
Working capital	(17.2)	(14.6)	(39.5)	(23.7)	(24.7)

Net cash inflow from operating
activities	25.6	18.7	46.4	41.3	116.2

Net interest payable	(12.1)	(10.8)	(12.2)	(11.3)	(23.2)
Preference dividends	(6.0)	(5.4)	(6.0)	(5.3)	(11.0)
Taxation paid	(8.4)	(4.3)	(12.4)	(11.0)	(24.1)
Purchase of tangible fixed assets	(5.7)	(7.7)	(12.7)	(15.0)	(33.9)
Sale of tangible fixed assets	0.2	0.5	0.4	2.3	4.3
Purchase of business (net of costs)	—	—	(4.7)	—	—
Disposal of business (net of costs)	—	1.3	—	1.3	0.8
Ordinary dividends paid	(33.1)	(29.7)	(33.0)	(29.1)	(54.1)

Cash outflow before use of liquid
resources and financing	(39.5)	(37.4)	(34.2)	(26.8)	(25.0)

Issue of ordinary shares	0.2	—	0.2	—	1.5
Purchase of own preference shares	—	—	—	(3.7)	(3.8)
New bank loans	31.1	246.6	30.9	310.9	343.0
Repayment of bank loans	—	(208.1)	—	(275.1)	(313.2)

(Decrease)/increase in cash	(8.2)	1.1	(3.1)	5.3	2.5

The translation of sterling into US dollars
has been presented for convenience
purposes only using the following average
exchange rates:	1.83	1.64	1.82	1.61	1.66

15

Notes

1	Segment information

	2004/5 Second quarter unaudited £m	2003/4 Second quarter unaudited £m	2004/5 First half unaudited £m	2003/4 First half unaudited (restated) £m	2003/4 Full year audited (restated) £m

Turnover
Marketing and Distribution Division
Americas	72.1	69.6	147.7	146.9	286.1
Europe and Asia Pacific	98.2	95.3	199.3	194.5	382.1

	170.3	164.9	347.0	341.4	668.2
Industrial Products Division	24.4	23.9	48.0	49.2	96.4

	194.7	188.8	395.0	390.6	764.6

Operating profit
Marketing and Distribution Division
Americas
- before rebranding costs	6.8	6.3	14.1	13.9	27.0
- rebranding costs	—	—	—	(1.2)	(1.2)

	6.8	6.3	14.1	12.7	25.8
Europe and Asia Pacific

- before rebranding costs and amortisation	11.4	9.5	23.1	19.7	40.6
- rebranding costs	—	—	—	(1.2)	(1.2)
- amortisation of goodwill	(0.7)	(0.6)	(1.4)	(1.3)	(2.6)

	10.7	8.9	21.7	17.2	36.8

Total Marketing and Distribution	17.5	15.2	35.8	29.9	62.6
Division
Industrial Products Division	3.5	3.2	6.5	6.8	13.7
Head Office costs	(2.3)	(2.0)	(4.6)	(3.9)	(7.3)

	18.7	16.4	37.7	32.8	69.0

	$m	$m	$m	$m	$m

Turnover
Marketing and Distribution Division
Americas	131.9	114.1	268.8	236.6	474.9
Europe and Asia Pacific	179.7	156.3	362.7	313.1	634.3

	311.6	270.4	631.5	549.7	1,109.2
Industrial Products Division	44.7	39.2	87.4	79.2	160.0

	356.3	309.6	718.9	628.9	1,269.2

Operating profit
Marketing and Distribution Division
Americas

- before rebranding costs	12.4	10.3	25.7	22.3	44.8
- rebranding costs	—	—	—	(1.9)	(2.0)

	12.4	10.3	25.7	20.4	42.8
Europe and Asia Pacific

- before rebranding costs and amortisation	20.9	15.6	42.0	31.7	67.4
- rebranding costs	—	—	—	(1.9)	(2.0)
- amortisation of goodwill	(1.3)	(1.0)	(2.5)	(2.1)	(4.3)

	19.6	14.6	39.5	27.7	61.1

Total Marketing and Distribution	32.0	24.9	65.2	48.1	103.9
Division
Industrial Products Division	6.4	5.3	11.8	10.9	22.7
Head Office costs	(4.2)	(3.3)	(8.4)	(6.2)	(12.1)

	34.2	26.9	68.6	52.8	114.5

2	Acquisition

On 6th February 2004, the Group acquired the business and assets of GFE Manufacturing, a US company involved in the manufacture of lighting rigs for the fire-fighting industry, for a cash consideration, including costs, of £2.6 million. The fair value of net assets acquired was £1.0 million, with the resulting goodwill of £1.6 million being amortised over a period of 20 years.

GFE Manufacturing contributed £1.5 million of sales and £0.4 million of operating profit to the Industrial Products Division in the first half.

3	Taxation

The taxation charge includes provision at an effective rate for the first half, excluding goodwill amortisation and profit on disposal of business, of 29.5% (2003/4: 30.5%) being the estimated effective rate of taxation for the year ending 30th January 2005.

4	Earnings per share

Basic earnings per share are based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period, excluding those shares held by the Premier Farnell Executive Trust. For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume issue of all dilutive potential ordinary shares, i.e. those share options granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the period.

16

Reconciliations of earnings and the weighted average number of shares used in the calculations are set out below.

	2004/5 First half unaudited £m	2003/4 First half unaudited (restated) £m	2003/4 Full year audited (restated) £m

Profit attributable to ordinary shareholders	18.2	14.1	32.6
Rebranding costs	—	2.4	2.4
Profit on disposal of business	—	(0.1)	(0.1)
Tax attributable to rebranding	—	(0.7)	(0.7)
Amortisation of goodwill	1.4	1.3	2.6

Profit attributable to ordinary shareholders before rebranding
costs, amortisation of goodwill and disposals	19.6	17.0	36.8

	Number	Number	Number

Weighted average number of shares	362,646,99	362,134,889	362,329,619
Dilutive effect of share options	1,322,124	438,143	1,025,010

Diluted weighted average number of shares	363,969,123	62,573,032	363,354,629

Earnings per share before rebranding costs, amortisation of goodwill and profit on disposal of business have been disclosed in order to facilitate comparison.

5	Provisions for liabilities and charges

Provisions for liabilities and charges comprise deferred taxation of £35.9m (3rd August 2003: £37.2m, 1st February 2004: £35.9m), provision for overseas post-retirement obligations of £4.9m (3rd August 2003: £5.3m, 1st February 2004: £4.7m) and provision for dilapidation costs on leased properties of £1.3m (3rd August 2003: £1.5m, 1st February 2004: £1.5m).

6	Net debt

	1st August 2004 unaudited £m	3rd August 2003 unaudited £m	1st February 2004 audited £m

Cash and short term deposits	29.2	32.6	31.7
Unsecured loans and overdrafts	(249.2)	(261.5)	(233.6)

	(220.0)	(228.9)	(201.9)

Unsecured loans and overdrafts comprise:
Bank overdrafts	1.2	1.0	2.8
Bank loans	37.0	22.0	20.0
7.2% US dollar Guaranteed Senior Notes payable 2006	85.2	96.3	85.2
5.3% US dollar Guaranteed Senior Notes payable 2010	36.3	41.0	36.3
5.9% US dollar Guaranteed Senior Notes payable 2013	87.4	98.8	87.4
Other loans	2.1	2.4	1.9

	249.2	261.5	233.6
Unsecured loans and overdrafts are repayable as follows:
Within one year	1.3	1.1	2.9
Between one and two years	85.3	0.2	0.1
Between two and five years	37.3	118.6	105.5
After five years	125.3	141.6	125.1

	249.2	261.5	233.6

7	Basis of preparation

The unaudited consolidated financial information for the 26 weeks ended 1st August 2004 has been prepared applying the accounting policies disclosed in the Group’s 2004 Annual Report and Accounts with the exception of the accounting policy for investments in own shares. UITF 38, Accounting for ESOP Trusts, has been adopted with effect from 2nd February 2004. UITF 38 requires that investments in own shares made in order to meet anticipated obligations under performance share plans should be accounted for as a deduction from shareholders’ funds. Prior to 2nd February 2004, the Group’s accounting policy was to classify such investments as fixed assets and to amortise the cost over the performance period of the plan to which they relate.

The adoption of UITF 38 has been accounted for by way of a prior period adjustment, increasing operating profit for the 2003/4 first half by £0.1 million and for the 2003/4 full year by £0.2 million, reflecting the reversal of the amortisation charge on the investment in own shares.

The Group’s 2004 Annual Report and Accounts have been delivered to the Registrar of Companies and contain an unqualified audit report.

17

The principal average exchange rates used to translate the Group’s overseas profits were as follows:

	2004/5 Second quarter	2003/4 Second quarter	2004/5 First half	2003/4 First half	2003/4 Full year

US dollar	1.83	1.64	1.82	1.61	1.66
Euro	1.50	1.42	1.50	1.44	1.44
Australian dollar	2.58	2.47	2.50	2.53	2.46

8	Dividend

The interim ordinary dividend will be paid on 22nd October 2004 to ordinary shareholders on the register at close of business on 24th September 2004.

18